FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 28, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                  SCHEDULE 11

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

FMR Corp and Fidelity International Limited ("FIL")

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name                    Management Company     Shares Held

Bank of New York Brussels                                 FIL         295,000
Brown Bros Harriman Ltd Lux                               FIL       6,884,700
JP Morgan Bournemouth                                    FISL      11,711,091
Brown Bros Harriman & Co                                FMRCO      10,635,011
J P Morgan Chase Bank                                   FMRCO      41,985,205
State Street Bank & Trust Co                            FMRCO          35,200
Bank of New York Brussels                                 FPM       1,895,502
Bank of New York Europe Ldn                               FPM         234,666
Bankers Trust London                                      FPM         487,000
Citibank London                                           FPM       1,601,814
Clydesdale Bank plc                                       FPM         111,500
JP Morgan Bournemouth                                     FPM       1,037,900
Mellon Bank                                               FPM         953,821
Midland Securities Services                               FPM         243,265
Northern Trust London                                     FPM       4,717,692
State Street Bank & Trust Co Lndn                         FPM       1,259,157
Grand Total ordinary shares                                        84,088,524

The following shares are based on the assumed conversion of 213,200 ADRs (10 shares per ADR)

Brown Brothers Harriman & Co                            FMRCO       2,132,000
Grand Total ADR shares                                              2,132,000

5. Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

17,533,253

8) Percentage of issued class

1.01

9) Class of security

0.5p Ordinary shares

10) Date of transaction

Not stated

11) Date company informed

28.04.05

12) Total holding following this notification

86,220,524

13) Total percentage holding of issued class following this notification

4.97%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES

0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..28 April 2005

Letter from FMR Corp and Fidelity International Limited

27 April, 2005

Attn: Company Secretary

Dear Sirs

Enclosed are amended notifications of disclosable interests under the U.K.
Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act.
The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its
direct and indirect subsidiaries, both being non-beneficial holders.

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1.     Company in which shares are held:     Signet Group plc

2.     Notifiable Interest:     Ordinary Shares

     A. FMR Corp.

        82 Devonshire Street

        Boston, MA 02109

        Parent holding company of Fidelity Management & Research Company
        (FMRCO), investment manager for US mutual funds, and Fidelity Management
        Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See
        Schedule above for listing of Registered Shareholders and their holdings).

     B. Fidelity International Limited (FIL)

                P.O. Box HM 670

                Hamilton HMCX, Bermuda

                Parent holding company for various direct and indirect
                subsidiaries, including Fidelity Investment Services Ltd.
                (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory
                (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong
                Kong) Limited (FIMHK),Fidelity Pension Management (FPM), and
                Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional
                clients.

 3. The notifiable interests also comprise the notifiable interest of:

    Mr. Edward C. Johnson 3d

    82 Devonshire Street

    Boston, MA 02109

    Principal shareholder of FMR Corp. and Fidelity International Limited.
 4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.
 5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity
    International Limited and its direct and indirect subsidiaries or Mr. Edward
    C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.
 6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Rani Jandu

Regulatory Reporting Manager, FIL - Investment Compliance

Duly authorized under Powers of Attorney dated July 9, 2004, by Eric D Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and
Fidelity International Limited and its direct and indirect subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   April 28, 2005